SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           Columbia Laboratories, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    197779101
                                    ---------
                                 (CUSIP Number)


                              James J. Apostolakis
                    c/o Lexington Shipping and Trading Corp.
                          950 Third Avenue, 27th Floor
                            New York, New York 10022
                                 (212) 588-1900
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                November 4, 1998
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                                         SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James J. Apostolakis
-------------------------------------------------------------------------------------------------

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)|X| *

                                                                                  (b)|_|

          * Disclaimed
-------------------------------------------------------------------------------------------------
3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF,WC
-------------------------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------------------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               926,000 (See Item 5)
        NUMBER
                         ------------------------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY
                         ------------------------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   926,000 (See Item 5)
        REPORTING
                         ------------------------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

-------------------------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               926,000 (See Item 5)
-------------------------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                                       |_|
-------------------------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               3.2 %
-------------------------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------------------------





                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               David Ray
-------------------------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)|X| *

                                                                                  (b)|_|
          *Disclaimed
-------------------------------------------------------------------------------------------------
3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                        |_|
-------------------------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------------------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               214,000
        NUMBER
                         ------------------------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY
                         ------------------------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   214,000
        REPORTING
                         ------------------------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

-------------------------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               214,000
-------------------------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                                    |_|
-------------------------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.7 %
-------------------------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------------------------





                                         SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Bernard Marden
-------------------------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)|X| *

                                                                                  (b)|_|
          *Disclaimed
-------------------------------------------------------------------------------------------------
3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               PF
-------------------------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                        |_|
-------------------------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------------------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER
                               473,700
        NUMBER
                         ------------------------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY
                         ------------------------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   473,700
        REPORTING
                         ------------------------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

-------------------------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               473,700
-------------------------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                                    |_|
-------------------------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.7 %
-------------------------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------------------------





                                  SCHEDULE 13D
CUSIP No. 197779101
-------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Christopher Castroviejo
-------------------------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                          (a)|X| *

                                                                                  (b)|_|
          *Disclaimed
-------------------------------------------------------------------------------------------------
3)      SEC USE ONLY

-------------------------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                        |_|
-------------------------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
-------------------------------------------------------------------------------------------------
                         7)    SOLE VOTING POWER 0 (See Item 5)
        NUMBER
                         ------------------------------------------------------------------------
        OF               8)    SHARED VOTING POWER
        SHARES                 Not Applicable
        BENEFICIALLY
                         ------------------------------------------------------------------------
        OWNED BY         9)    SOLE DISPOSITIVE POWER
        EACH                   0 (See Item 5)
        REPORTING
                         ------------------------------------------------------------------------
        PERSON           10)   SHARED DISPOSITIVE POWER
        WITH                   Not Applicable

-------------------------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0 (See Item 5)
-------------------------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                                       |_|
-------------------------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0 %
-------------------------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------------------------



                                  Schedule 13D
                                  ------------


Item 1 of the Schedule 13D, "Security and Issuer," is amended and restated in its entirety as follows:

               This Statement amends the Schedule 13D dated July 16, 1998, as amended by Amendment No. 1 filed on July 23, 1998 and by Amendment No. 2 filed on October 6, 1998 (the "Schedule 13D"), filed by James J. Apostolakis and the other Reporting Persons named therein relating to the Common Stock, $.01 par value (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 3, the Schedule 13D speaks as of this date. Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D, except for "Reporting Persons," as explained below.

               In each case, the filing of the Schedule 13D and Amendments thereto does not constitute an admission that the Reporting Persons constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose whatsoever. Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by any of the other Reporting Persons or any other person.

               Although  included in the prior  Schedule 13D filing,  Anthony R.
Campbell will file a separate Schedule 13D which reflects his beneficial ownership and the beneficial ownership of the Campbell Entities of Common Shares. All references to the "Reporting Persons" shall include all of the previous persons filing this Schedule 13D except for Mr. Campbell.

Item 2 (a) - (c) of the Schedule 13D, "Identity and Background," is amended to amend and restate the second paragraph thereof in its entirety as follows:

               An aggregate of 4,315,100 shares of common stock, representing approximately 15% of the shares of outstanding Common Stock, were beneficially owned by the various Reporting Persons included in this Schedule 13D together with Mr. Anthony R. Campbell (who has filed a separate schedule 13D) and Mr. David Knott (who has filed a separate Schedule 13D), as of November 4, 1998.

Item 3 of the Schedule 13D, "Source and Amount of Funds or other Consideration," is amended to amend and restate the first sentence thereof in its entirety as follows:

               As of November 4, 1998, the various Reporting Persons beneficially owned an aggregate of 1,613,700 shares of Common Stock, all of which were acquired on the open market over the course of time at then-current prices for an aggregate consideration of approximately $32,845,499.

Items 5 (a) and (c) of the Schedule 13D, "Interest in Securities of the Issuer," are amended and restated in their entirety as follows:

               (a) An aggregate of 4,315,100 shares of Common Stock, representing approximately 15% of the shares of outstanding Common Stock, were beneficially owned by the various Reporting Persons included in this Schedule 13D together with Mr. Anthony R. Campbell (who has filed a separate Schedule
13D) and Mr. David Knott (who has filed a separate Schedule 13D), as of November 4, 1998.

               The various Reporting Persons included in this Schedule 13D beneficially own an aggregate of 1,613,700 shares of Common Stock, representing approximately 5.6% of the shares of outstanding Common Stock.1

               An additional 1,240,300 shares of Common Stock, representing an additional approximately 4.3% of the shares of the outstanding Common Stock, were beneficially owned by David Knott as of November 4, 1998 including 1,155,500 shares reported in a Schedule 13D separately filed and an aggregate of 84,800 shares of Common Stock purchased since that filing.

               An additional 1,461,100 shares of Common Stock, representing an additional approximately 5.1% of the shares of outstanding Common Stock, were beneficially owned by Anthony R. Campbell as of November 4, 1998, reported in a
Schedule 13D separately filed.

               The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of November 4, 1998 and the percentage of the outstanding Common Stock such ownership represents.
Item 2 sets forth the entities which own Common Stock of which Mr. Apostolakis or Mr.
Castroviejo may be deemed beneficial owners.

                                                                  Percentage of
Reporting                                 Shares of                Outstanding
Person                                  Common Stock              Common Stock
------                                  ------------              ------------

Mr. Apostolakis                           926,0002/2/                  3.2

Mr. Ray                                    214,000                     0.7

------------------------------
/1/ Based upon 28,684,687 shares of Common Stock reported by the Company to be outstanding as of July 31, 1998.

/2/ Not including certain non-qualified options, not presently exercisable, to purchase 50,000 shares at a price of $11.625 granted on February 2, 1998.

Mr. Marden                                 473,700                      1.7

Mr. Castroviejo/3/                            0                          0

        The following table sets forth the number of shares of Common Stock owned by the Apostolakis Entities as of November 4, 1998.

                                                                 Percentage of
Apostolakis                             Shares of                 Outstanding
Entity                                 Common Stock              Common Stock
------                                 ------------              ------------

Lexington Corp.                           68,500                      0.2

Bradmar Corp.                             57,850                      0.2

Bradford Inc.                             42,500                      0.1

Pension Plans                             17,625                     0.06

        Additionally, Mr. Apostolakis individually owns 739,525 shares of Common Stock, representing approximately 2.6% of the outstanding Common Stock.

        The following table sets forth the number of shares of Common Stock owned by the Castroviejo Entities as of November 4, 19984.

                                                                 Percentage of
Castroviejo                              Shares of                Outstanding
Entity                                 Common Stock              Common Stock
------                                 ------------              ------------

International Parallax                       0                         0

Parallax LP                                  0                         0

        Mr. Castroviejo and the Castroviejo Entities no longer hold any shares of Common Stock as of November 4, 1998.

        Each of the Reporting Persons expressly disclaims beneficial ownership of any Common Stock beneficially owned by any of the other Reporting Persons or any other person.

-------------------------------
/3/ Through his position as a general partner of TC Management, the sole general partner of Windsor LP, Mr. Castroviejo may also be deemed to beneficially own shares of Common Stock, owned by Windsor LP, as to which he disclaims beneficial ownership. The above table reflects only Mr. Castroviejo's position as president of the manager of International Parallax and general partner of Parallax LP. (see Item 2).

/4/ Formerly International Parallax owned 15,000 shares of Common Stock, representing approximately .05% of the outstanding Common Stock, and Parallax LP owned 315,000 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock. The shares held by International Parallax and Parallax LP were inadvertently interchanged in Schedule 13D/A Amendment No. 1.

        (c) Except as set forth on Schedule I annexed hereto, the Reporting Persons, Apostolakis Entities and Castroviejo Entities have not effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

Item  6  of  Schedule   13D,   "Contracts,   Arrangements,   Understandings   or
Relationships with Respect to Securities of the Issuer," is amended and restated in its entirety as follows:

         Notwithstanding certain discussions with the Company's management, there is no present understanding between the Reporting Person and the Company. Except as disclosed herein in connection with certain contacts with the Company's senior management and related matters, there are no contracts, arrangements, understandings or relationships required to be disclosed herein with respect to the Company's securities between each of the Reporting Persons and each of Messrs. Campbell or Knott. (See Item 4.)

                                   SIGNATURES
                                   ----------


               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  November 9, 1998



                                                       /s/ James J. Apostolakis
                                                       ------------------------
                                                    Name:  James J. Apostolakis


                                                                  /s/ David Ray
                                                                  -------------
                                                               Name:  David Ray


                                                             /s/ Bernard Marden
                                                             ------------------
                                                          Name:  Bernard Marden


                                                    /s/ Christopher Castroviejo
                                                    ---------------------------
                                                        Christopher Castroviejo

         SCHEDULE I IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:


                                   SCHEDULE I


                             TRANSACTIONS IN COMMON
                      STOCK OF COLUMBIA LABORATORIES, INC.
                          DURING THE PRECEDING 60 DAYS



Shares Purchased by James J. Apostolakis:

                                    Number of
                                     Shares
Date                                Purchased                       Total Cost
----                                ---------                       ----------

9/28/98                               2,000                           $7,750
10/1/98                               2,000                            6,750
10/2/98                               3,000                            9,180
10/5/98                               6,000                           17,625
10/6/98                               6,300                           17,325
10/7/98                               4,000                           12,215
10/8/98                               7,000                           18,730
10/9/98                               7,000                           18,730
10/12/98                              2,000                            5,428
10/13/98                              2,200                            5,574.50
10/15/98                              4,000                           10,955
10/20/98                              6,000                           21,055
10/21/98                              3,400                           12,225
10/26/98                             10,000                           38,755
10/27/98                              5,000                           18,317.50
10/28/98                              8,000                          26,4678.50
10/29/98                             15,000                           48,880
11/2/98                               8,000                           29,360



Shares Purchased by Bradford Inc.:

                                    Number of
                                     Shares
Date                                Purchased                       Total Cost
----                                ---------                       ----------

10/7/98                               1,000                           $3,065
10/12/98                              1,000                         2,752.50
10/15/98                              2,000                            5,500
10/20/98                              2,000                            7,375
10/27/98                              1,000                         3,752.50
10/29/98                              1,500                            4,950

Shares Purchased by Lexington Corp.:

                                    Number of
                                     Shares
Date                                Purchased                     Total Cost
----                                ---------                     ----------

10/1/98                               2,000                          $6,750
10/2/98                               1,000                           3,060
10/5/98                               1,000                           2,937.50
10/6/98                               2,400                           6,900
10/12/98                              1,000                           2,752.50
10/13/98                              1,000                           2,565
10/15/98                              2,000                           5,500
10/20/98                              3,000                          11,217.50
10/21/98                              1,000                           3,627.50
10/26/98                              2,000                           7,375.50
10/27/98                              2,000                           7,500
10/28/98                              2,000                           6,875
10/29/98                              4,000                          13,205
11/2/98                               2,500                           9,500

Shares Sold by Parallax LP:

                                    Number of
                                     Shares
Date                                   Sold                         Total Cost
----                                ----------                      ----------

9/8/98                               30,000                         $116,546


Shares Sold by International Parallax:

                                    Number of
                                     Shares
Date                                   Sold                         Total Cost
----                                 ---------                      -----------

9/23/98                               10,000                          $40,099


Shares Purchased by Mr. Ray:

                                    Number of
                                     Shares
Date                                Purchased                        Total Cost
----                                ---------                        ----------

10/9/98                               1,000                            $2,750
10/26/98                             24,100                            85,600
10/27/98                              3,900                            13,650

Shares Purchased by Mr. Marden:

                                    Number of
                                     Shares
Date                                Purchased                       Total Cost
----                                ---------                       ----------

10/16/98                              50,000                         $150,000